Exhibit 12.1

Inergy, L.P. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Six Months Ended March 31, 2009	Fiscal Year Ended September 30,
		2008	2007	2006	2005	2004
Earnings:
Net income (loss)	$148.5	$65.1	$67.0	$9.8	$38.6	$(4.6)
Income taxes	0.2	0.7	0.7	0.7	0.1	0.2
Interest expense	34.9	60.9	52.0	53.8	34.2	7.9
Interest expense related to write-off of deferred financing costs	—	—	—	—	7.0	1.2
Interest expense related to make whole premium charge	—	—	—	—	—	17.9
Interest income related to swap value received	—	—	—	—	—	(0.9)
Interest portion of operating leases	1.9	3.6	3.3	3.3	2.6	1.5

Earnings for ratio calculation	$185.5	$130.3	$123.0	$67.6	$82.5	$23.2

Fixed charges:
Interest expense	$34.9	$60.9	$52.0	$53.8	$34.2	$7.9
Interest expense related to write-off of deferred financing costs	—	—	—	—	7.0	1.2
Interest expense related to make whole premium charge	—	—	—	—	—	17.9
Interest income related to swap value received	—	—	—	—	—	(0.9)
Interest portion of operating leases	1.9	3.6	3.3	3.3	2.6	1.5

Total fixed charges	$36.8	$64.5	$55.3	$57.1	$43.8	$27.6

Ratio of earnings to fixed charges	5.04	2.02	2.22	1.18	1.88	n/a

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of net interest expense (inclusive of write-off of deferred financing costs, interest expense related to make whole premium charge, less gain from termination of interest rate swap agreement) on all indebtedness and the amortization of deferred financing costs and interest associated with operating leases. Earnings were inadequate to cover fixed charges by $4.4 million for the year ended September 30, 2004.